

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

<u>Via E-Mail</u>
Tom Griffin
Chairman of the Board
Santa Fe Petroleum, Inc.
4011 West Plano Parkway
Suite 126
Plano, Texas 75093

> **Re: Santa Fe Petroleum, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed August 1, 2012**
> **File No. 333-173302**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Implications, page 2</u>

1.   We note your responses to prior comments 1 and 14. Your disclosure here that you have not "taken advantage of" the extended transition period for complying with new or revised accounting standards and your disclosure on page 20 that you "may choose to comply with the scaled accounting disclosures" in the future suggests that you have elected to opt out of the extended transition period currently and may revoke that election in the future. These statements appear to conflict with your disclosure on page 20 that you "currently plan to not comply with new or revised accounting rules." Please revise here and on page 20 to state clearly and directly without contradiction your election under Section 107(b) of the JOBS Act; avoid any implication that a decision to opt out of the extended transition period for complying with new or revised accounting standards is revocable. Also revise the term "may" in the first risk caption factor on page 20 accordingly.

2.	It is unclear how you addressed the part of prior comment 1 that asked you to reconcile your disclosure that you have "not taken advantage of any of these reduced reporting burdens" with the absence of disclosure like that mentioned in Regulation S-K Item 402(b), which appears to be one of the provisions in the bullet list of items that you identify as "reduced reporting burdens" in this section. Please clarify your disclosure; you may describe the extent to which exemptions available to you under the JOBS Act are available to you as a Smaller Reporting Company.

Description of Business, page 6

3.	Please clarify how your arrangement with the Land Banks allows you "to build an inventory of oil and gas leases in a more cost-efficient manner." From your current disclosure, it appears that your arrangement with Land Banks requires you to pay to the Land Banks at least a 50% premium over the cost of the leases if you had acquired them directly.

4.	Please address that part of prior comment 3 that sought disclosure of the material terms of the leases you currently must acquire under the Lease Acquisition Agreements. Include, among any other material terms:

	•	the duration of each lease;
	•	appropriate disclosure if your rights to purchase the leases can be terminated, for example by the Land Banks transferring them to a third party before you purchase them; and
	•	clarification of the production requirements. From your current disclosure that a lease may be terminated if a well produces "less than 100,000 cubic feet per barrel" or "100,000 cubic feet or more per barrel," it appears that a lease can be terminated regardless of production amount.

	Also, please provide us your analysis of whether the leases should be filed pursuant to Regulation S-K Item 601(b)(10).

5.	Your disclosure added in response to prior comment 10 regarding the loan being payable two years after the Land Banks were formed appears to conflict with the 18-month period mentioned in exhibit 10.2. Please advise or revise.

6.	From exhibit 10.3, it appears that the participation agreements involve a stock purchase in addition to the purchase of the participation right. With a view toward clarified disclosure, please tell us whether the exhibit is referring to the participants purchasing your stock from LB. If the participation agreement does include LB selling your stock that it received in the reverse acquisition:

- It is unclear why investors would purchase your stock in your planned $5 million private placement mentioned on page 22 if they could instead purchase your stock from the Land Banks and ensure at least a 50% return; please advise.
- Please provide us your analysis of whether your sale of the securities in the reverse merger was complete when you issued the securities to LB, and if not, whether the Section 4(2) exemption that you mention on page 3 is available for your sale of stock through LB to the participants. From exhibit 10.3, it appears that the sale of your stock to the participants was conditioned on completion of the reverse merger and the reverse merger was not complete at the time LB contemplated selling your stock to the participants. Therefore, it appears that LB received your securities in the reverse merger with a view to distributing them to the participants.

Background, page 8

7.   We note your response to prior comment 5. We also note your statements "The Baker Hughes log-interpretation report estimated 1.37 million barrels of oil at the Test Well site based on an 80-acre project." and "The analysis of core samples by Weatherford Laboratories estimated 1.6 million barrels in place in the same 80-acre project." The instruction to Item 1202 of Regulation S-K generally prohibits the disclosure of "Estimates of oil or gas resources other than reserves, and any estimated values of such resources, shall not be disclosed in any document publicly filed with the Commission…" Please amend your document to remove these and any other presentations of hydrocarbon resource volumes other than reserves.

Participation Agreement, page 9

8.   Regarding your disclosure added in response to prior comments 6 and 8:
- Given your disclosure that any excess profits would be allocated to the participants and the Land Banks, please add appropriate risk factors to explain that the registrant, Santa Fe Petroleum, Inc., does not profit from the leases.
- Please disclose what the Land Banks paid to acquire the leases that you must acquire for $600,000. Your current disclosure appears to reflect the amount of the participants' contributions, and it is unclear whether the entire amount of the contributions was used to acquire the leases you must purchase.
- It is unclear how the $600,000 payment that you mention in the last paragraph on page 9 reflects both the "aggregate purchase price" mentioned in the fifth paragraph of this section and the "additional payment" mentioned in the last paragraph on page 9. If the "aggregate purchase price" completely offsets the "additional payment," the purpose of the "additional payment" provision is unclear. Please advise.

Reports to Security Holders, page 11

9.   We will continue to evaluate your response to prior comment 12 when you file the amendment that you mention in that response.

Risk Factors, page 12

10.   Please note that we are unable to provide you any comfort regarding the accuracy of your analyses or conclusions in your responses to our comments, including in your response to prior comment 13. We refer you to the acknowledgements mentioned at the end of this letter that must accompany your responses to our comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 22

11.   Please address that part of prior comment 15 that asked you to quantify the amount of the initial payment. Also, please file as an exhibit the due date extension that you mention on page 7.

12.   Given your reliance on the $5 million private placement for the required payment indicated in your added disclosure, please file your agreement with the investment bank to raise the $5 million.

Off-Balance Sheet Arrangements, page 22

13.   We see that you have arrangements to acquire oil and gas leases from Land Bank entities controlled by Mr. Griffin, your president and Board chairman. We also see that under the lease acquisition agreements, the purchase price for the leases includes a significant premium based on a minimum or annualized return on the investment raised by the Land Banks. Tell us how you will be accounting for the payments to acquire the leases. Specifically address the following matters:

*   Tell us how you will be accounting for any purchase price in excess of the actual third party acquisition costs incurred by the Land Bank entities.
*   Tell us whether you will be acquiring leases controlled by your officers or directors and describe how you will account for those leases.
*   Explain to us the basis in the FASB Codification for your determinations. Please be detailed and specific in explaining the basis in GAAP for your planned accounting.

Directors and Executive Officers, page 25

14.   We note your response to prior comment 17. However, given your disclosure that highlights which of Mr. Hall's employers are "publicly traded" and states that his experience with publicly traded companies led to the conclusion that he should serve as a director, it is unclear why you do not believe that you should describe the extent to which those companies do not file reports that the Commission requires from companies with

publicly traded securities. See Rule 12b-20. It is also unclear why you would not have access to reporting status information through Mr. Hall at least with regard to the periods during which he was an officer or director of the cited companies. Please advise or revise.

Executive Compensation, page 26

15.   We note exhibit 10.6. Please provide the disclosure here required by Regulation S-K 402(o).

Certain Relationships, page 26

16.   Please disclose the consideration that your current subsidiary initially paid for the lease filed as exhibit 10.4 when the subsidiary acquired it from the entity affiliated with Mr. Griffin in November 2010. Also disclose the consideration paid when Mr. Griffin's affiliated entities first acquired the lease from a third party. Include all disclosure required by Regulation S-K Item 404(c)(1)(ii).

Land Banks, page 27

17.   Please expand your response to prior comment 20 to tell us why you deleted the disclosure that was the subject of the comment. If a related person made the payments, it is unclear why the disclosure explaining the transaction and relationships is not required. Also, it is unclear why you do not file the agreements as exhibits. Please advise or revise.

18.   From your response to prior comment 21, it remains unclear how the "pro-rata charge of approximately $1,500 per month" mentioned here would generate the approximately $24,000 related-person payment from May 2011 to December 2011 mentioned on page 44. Please clarify.

Common Stock, page 28

19.   Please reconcile your disclosure added in response to prior comment 23 that 6,000,000 shares were sold pursuant to your Form S-1 with the 2,500,000-share offering described in that S-1.

Financial Statements, page 30

20.   Please update the filing to present interim financial statements for the quarter ended March 31, 2012. Please note that there can be no gaps in your financial statements subsequent to the reverse merger; and, since the reverse merger occurred after March 31, 2012, but before the due date for financial statements for the March quarter, the financial statements for the March quarter should be included in an amendment to the reverse merger Form 8-K. Please also update the pro forma financial statements, as appropriate.

For guidance on the content of interim financial statements, please refer to Article 8 of Regulation S-X.

Note 5. Unevaluated Oil and Natural Gas Property, page 41

21.   We refer to your response to prior comment 26.   While we acknowledge your response, it remains unclear how your accounting for the unevaluated oil and gas property is consistent with your stated accounting policy. As there has been no activity in the recorded asset since 2009, specifically describe to us (1) how you determined that in 2009 you discovered a sufficient quantity of reserves to justify the well's completion and (2) the specific progress made in the periods subsequent to drilling in assessing the reserves and the economic and operating viability of the project. Your response should clearly describe how it is appropriate to continue to carry the reported asset from 2009 in light of your disclosed accounting policy.

Exhibits

22.   We note your response to prior comment 27:

- Refer to Instruction 2 of Regulation S-K Item 601 for information regarding filing in a manner that addresses the concern you cite in your response to the first bullet point. Please file the required exhibits.
- Your response to the third bullet point appears to address the Land Banks' agreements with the participants. However, the comment asked that you file your agreement with the Land Banks to raise capital in the manner that you describe on page 9. Please file that agreement.

23.   Please tell us why exhibit 21.1 does not identify the Delaware corporation that you identify in the first paragraph on page 6 as your wholly owned subsidiary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): I. Bobby Majumder, Esq.
K&L Gates